UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Mediloq, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 12, 2016 as a Colorado limited liability company; converted by statutory conversion to a Delaware corporation July 7, 2021

Physical address of issuer
5546 Spine Rd, Unit 104, Boulder, CO 80301

Website of issuer
https://www.mediloq.com/

Name of intermediary through which the Offering will be conducted
Ignite Social Impact

CIK number of intermediary
0001810362

SEC file number of intermediary
007-237

CRD number, if applicable, of intermediary
310501

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Name of qualified third party "Escrow Agent" which the Offering will utilize
PRIME TRUST LLC

Type of security offered
Class B Common Stock of the Corporation (non-voting common stock)

Target number of Securities to be offered
8,000

Price (or method for determining price)
$1.25

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,070,000.00

Deadline to reach the target offering amount
December 27, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$55,363.00	$52,759.00
Cash & Cash Equivalents	$2,981.00	$1,154.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$58,724.00	$57,409.00
Long-term Debt	$126,615.00	$79,542.00
Revenues/Sales	$39,091.00	$54,330.00
Cost of Goods Sold	$52,211.00	$63,831.00
Taxes Paid	$0.00	$0.00
Net Income	-$45,784.00	-$39,237.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 23, 2021

FORM C

Up to $1,070,000.00

Mediloq, Inc.



Class B Non-Voting Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Mediloq, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class B Non-Voting Shares of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Ignite Social Impact (the "Intermediary"). The Intermediary will be entitled to receive compensation related to the purchase and sale of the Securities.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$10,000.00	$700.00	$9,300.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.mediloq.com/ no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 23, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.mediloq.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This

Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Mediloq, Inc. (the "Company") is a Delaware Corporation, formed as a Colorado limited liability company on October 12, 2016, and converted by statutory conversion to a Delaware corporation on July 7, 2021. The Company was formerly known as Mediloq LLC. The Company is currently also conducting business under the name of Canniloq.

The Company is located at 5546 Spine Rd, Unit 104, Boulder, CO 80301.

The Company's website is https://www.mediloq.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company designs, manufactures and markets durable, reusable child-safe containers and associated specialized wash equipment.

The Offering

Minimum amount of Class B Non-Voting Shares of Common Stock being offered	8,000
Total Class B Non-Voting Shares of Common Stock outstanding after Offering (if minimum amount reached)	8,000
Maximum amount of Class B Non-Voting Shares of Common Stock	856,000
Total Class B Non-Voting Shares of Common Stock outstanding after Offering (if maximum amount reached)	856,000
Purchase price per Security	$1.25
Minimum investment amount per investor	$100.00
Offering deadline	December 27, 2021
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	The Securities have no voting rights. See the description of the voting rights on page 40 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.
We must continue to explore opportunities that may lead to new products and technologies. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that

our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether our testing trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors'' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third-party reimbursement. We cannot state with certainty when or whether any of our products under development will be launched, whether we will be able to develop, license, or otherwise acquire drug candidates or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

We rely on other companies to provide raw materials, major components, and basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular material.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak. and which could adversely affect the Company's customers, business, and results of operations.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

The development and commercialization of our products, processes and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products & services and thus may be better equipped than us to develop and commercialize competitive products & services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products & services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Our future customers may include dietary supplement manufacturers, pharmaceutical product manufacturers, cannabis product manufacturers, and household toxic goods manufacturers, and their products can develop unexpected safety or efficacy concerns, which could have a material adverse effect on our business.
Pharmaceutical products receive regulatory approval based on data obtained in controlled clinical trials of limited duration. After approval, the products are used for longer periods of time by much larger numbers of patients; we and others (including regulatory agencies and private payers) collect extensive information on the efficacy and safety of our marketed products by continuously monitoring the use of our products in the marketplace. In addition, we or others may conduct post-marketing clinical studies on efficacy and safety of our marketed products. New safety or efficacy data from market surveillance, post-marketing clinical studies or general use may result in product label changes, product recalls, withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims, including potential civil or criminal governmental actions.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product

from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Daniel Estoque, Nicolas Legare , and Henry Burgess-Marshall who are Founder and CEO, Director of Sales, and Director of Marketing of the Company. The Company has or intends to enter into employment agreements with Daniel Estoque, Nicolas Legare , and Henry Burgess-Marshall although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Daniel Estoque, Nicolas Legare , and Henry Burgess-Marshall or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Daniel Estoque, Nicolas Legare, and Henry Burgess-Marshall in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Daniel Estoque, Nicolas Legare , and Henry Burgess-Marshall die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

- The introduction of competitive products;
- Changes in consumer preferences among child-safe packaged products;

- Changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- Changes in awareness of the social effects of farming and food production;
- Changes in consumer perception about trendy snack products;
- Changes in consumer perception regarding the healthfulness of our products;
- The level and effectiveness of our sales and marketing efforts;
- Any unfavorable publicity regarding child-safe packaged products or similar products;
- Any unfavorable publicity regarding our brand;
- Litigation or threats of litigation with respect to our products;
- The price of our products relative to other competing products;
- Price increases resulting from rising commodity costs;
- Any changes in government policies and practices related to our products, labeling and markets;
- Regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- New science or research that disputes the healthfulness of our products; and,
- Adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in an industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

The risks in this section may apply to our cannabis-targeted market sector, but do not apply to our other related business:
Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate

federal law if they intentionally aid and abet another in violating these federal controlled substance laws or conspire with another to violate them. In United States v. Oakland Cannabis Buyers' Cooperative and Gonzales v. Raich, the U.S. Supreme Court ruled that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the Cole Memo, the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In United States vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

On January 4, 2018, Attorney General Jeff Sessions issued a memorandum to all Unites States Attorneys concerning marijuana enforcement, stating "Given the Department's well-established general principles, previous nationwide guidance specific to marijuana enforcement, including the Cole Memo, is unnecessary and is rescinded, effective immediately". However, Donald Trump subsequently signaled that he would support congressional efforts to protect those states that had legalized marijuana. Sessions resigned as Attorney General on November 7, 2018.

In April 2019, the Strengthening the Tenth Amendment Through Entrusting States ("STATES") Act was reintroduced in the United States Senate by a bipartisan group of lawmakers. The STATES Act would, in part, amend the federal Controlled Substances Act such that its provisions would not apply to any individual acting in accordance with state or tribal marijuana laws.

Furthermore, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directed federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Accordingly, the Treasury Department's Financial Crimes Enforcement Network ("FinCEN") established suspicious activity reporting guidelines for those banks serving marijuana related businesses that complemented the Cole Memo's eight priorities.

Sessions' rescission of the Cole Memo has not resulted in an increase in financial crimes enforcement against cannabis-related businesses, likely because FinCEN did not rescind its marijuana banking guidance.

Federal prosecutors have significant discretion, and there is no guarantee that the federal prosecutor in those judicial districts in which we conduct business will not choose to strictly enforce federal laws governing cannabis production or distribution. At this time, it is unknown if the STATES Act will become law or if the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on our business.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.

On May 16, 2014 and again on September 5, 2018, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC has noted an increase in the number of investor complaints regarding marijuana-related investments and has issued temporary trading suspensions for the common stock of various different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Our ability to grow our cannabis sector business depends on state laws pertaining to the cannabis industry.

Risks Related to the Securities

The Class B Non-Voting Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Class B Non-Voting Shares of Common Stock may

be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class B Non-Voting Shares of Common Stock. Because the Class B Non-Voting Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Non-Voting Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class B Non-Voting Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Class B Non-Voting Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 92.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of stock will be subject to dilution.

Owners of Class B Non-Voting Shares of Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into Common Stock of the Company, or issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Common Stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company designs, manufactures and markets durable, reusable, child-safe containers and associated specialized wash equipment.

Business Plan

The business plan slide deck is attached hereto as **Exhibit B.** In additional see the promotional webpage, which provides informational supplemental to the business plan, attached hereto as **Exhibit E**.

History of the Business

Mediloq, Inc. is a manufacturer of durable, ruggedized, reusable, and sealed child-safe containers. The company was founded in 2016 as a limited liability company, and initially offered its containers through wholesale and retail channels.

The company was the first to market a premium, sealed child-safe container, and its patented low-friction design allows for a much longer life of durable, reliable child-safe storage compared to conventional single-use plastic child-safe products.

The company is based in Boulder, Colorado, and currently markets its Canniloq branded products for household, travel and outdoor customers seeking sealed, child-safe, storage of personal dry goods including cannabis, prescription pills, dietary supplements, tea, coffee, herbs and other dry goods, and also offers white-label branded products to wholesale customers.

In 2018, the demand for reusable products to replace single-use plastics was gaining momentum, and the company recognized the opportunity to leverage its IP, designs and market position to become a pioneer in reusable, refillable child-safe packaging. The company also recognized that when reusing and refilling child-safe containers over many reuses, that there is an essential need to test each container before refilling to ensure that the integrity of the child-safe function is still intact, so patents were filed in 2019 and 2020 for equipment to address this need.

Today the company is a registered Delaware corporation and focused on expanding its closed-loop child-safe business model to the dietary supplement and pharmaceutical markets. Expansion will

involve the development of low-cost, reusable containers and wash equipment, as well as continuing the development of partnerships regarding transport and wash service providers.

The Company's Products and/or Services

Product / Service	Description	Market
Durable, reusable, child-safe containers for consumer use	Durable, reusable, child-safe containers currently made from aluminum and reinforced polymer. Our Canniloq brand currently markets products for secure containment of various items including cannabis, prescription pills, dietary supplements, tea, coffee, herbs and other dry goods	Household, travel and outdoor customers seeking sealed, child-safe, storage of personal dry goods.
Durable, reusable, child-safe containers for high-volume commerical use	Low-cost, durable, reusable, child-safe containers made from glass, ceramic, metals or polymers. These containers are intended to be reused and refilled multiple times by product manufacturers, and have features to facilitiate repeated automated handling, washing and testing	Manufacturers of dietary supplements, phamaceeticals, household cleaners, cannabis/CBD products that require child-safe packaging, packaging suppliers
Automated wash and test equipment	Automated wash and test equipment for reusable, child-safe containers for high-volume commerical use	Manufacturers of dietary supplements, phamaceeticals, household cleaners, cannabis/CBD products that require child-safe packaging, packaging suppliers

The Company will sell and distribute its new business to business ("B2B") products directly to product manufacturers and their packaging suppliers. The Company will also continue to sell its business to consumer ("B2C") retail offerings online and in physical locations, both directly and through wholesale agreements

Competition

The single-use, disposable, plastic, child-safe container market is very competitive and there are many large, established market players including:

- Berry Global Inc.
- Amcor Plc
- Aptar, Inc.
- Closure Systems International, Inc.
- O.Berk Company, LLC
- Bericap GmbH and Co KG
- United Caps
- CL Smith Company
- Georg Menshen GmbH & Co. KG
- WestRock Company
- West Pharmaceutical Services, Inc
- Drug Plastics & Glass Co Inc.
- Gerresheimer AG
- DWK Life Sciences GmbH
- Parekhplast India Limited
- Parshva Exim Limited

Some of these companies are starting to respond to pressure to improve the sustainability of their products, such as increasing the percentage of recycled materials, or using more environmentally friendly materials to make their single-use plastic products

However, at this time, we are unaware of any other companies marketing reusable, child-safe packaging or wash systems to the pharma or supplement markets. Terracycle/Loop Inc. is a potential competitor but also a potential partner, and they have contacted us regarding samples.

The majority of our orders to date are from the cannabis market, and there is very little existing competition because the industry is in its infancy. There are several small companies attempting to market sustainable, child-safe solutions to cannabis retail dispensaries, but none are offering durable, reusable containers or wash equipment to high-volume product manufacturers

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased from numerous US and Asian suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, despite recent challenges posed by COVID-19 and higher tariffs.

The Company sells its products through wholesale agreements with eCommerce and brick-and-mortar retailers, as well as directly to customers through eCommerce channels

Intellectual Property

Patents

Application or Registration #	10,518,939
Title	Durable, child-resistant container with seal thrust bearing
File Date	July 18, 2017
Grant Date	December 31, 2019
Country	US
Description	A high-quality child resistant container comprising a durable metallic reservoir and durable plastic metal cap. The child resistant container comprises a durable and rugged reservoir and similarly durable locking cap. This patent application claims the benefit of the following: 1) U.S. Provisional Patent Application No. 62/363,756, filed on Jul. 18, 2016; 2) U.S. Provisional Patent Application No. 62/385,984, filed on Sep. 10, 2016; and 3) U.S. Provisional Patent Application No. 62/421,892, filed on Nov. 14, 2016.

Application or Registration #	16/831412
Title	REFURBISHING SYSTEM FOR REUSABLE CHILD-SAFE CONTAINERS
File Date	October 26, 2020
Grant Date	Pending
Country	US
Description	An automated refurbishment system for cleaning and testing recycled child-safe containers. The system takes in durable, child-safe container bodies and caps after usage, washes the container parts and reduces the amount of contaminants, and then dries the washed parts. The system then assembles the child-safe container bodies to caps, and tests the assembled child-safe containers, to assess the functionality of the child-safe features. The clean and tested refurbished child-safe containers can then be reused to dispense controlled substances (e.g., pharmaceuticals). This patent application is a non-provisional patent application of, and claims the benefit of, co-pending U.S. Provisional Patent Application No. 62/827,212, that is entitled, "REFURBISHING SYSTEM FOR REUSABLE CHILD-SAFE CONTAINERS," that was filed on Apr. 1, 2019

Trademarks

Application or Registration #	5487410
Goods/Services	IC 021. US 002 013 023 029 030 033 040 050. G & S: Pill boxes for personal use. FIRST USE: 20161012. FIRST USE IN COMMERCE: 20170218
Mark	MEDILOQ
File Date	October 1, 2016
Registration Date	June 5, 2018
Country	US

Application or Registration #	5487411
Goods/Services	IC 021. US 002 013 023 029 030 033 040 050. G & S: Pill boxes for personal use. FIRST USE: 20161031. FIRST USE IN COMMERCE: 20170201
Mark	CANNILOQ
File Date	October 1, 2016
Registration Date	June 5, 2018
Country	US

Governmental/Regulatory Approval and Compliance

Our future customers will likely require FDA GMP certification of our manufacturing process and facilities, at that point our business will be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 5546 Spine Rd, Unit 104, Boulder, CO 80301

The Company has the following additional addresses:

None

The Company conducts business in the United States and the European Union.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700	7.00%	$74,900
Campaign marketing expenses or related reimbursement	0.00%	$0	0.19%	$2,000
Estimated Attorney Fees	93.00%	$9,300	1.12%	$12,000
Estimated Accountant/Auditor Fees	0.00%	$0	1.12%	$12,000
General Marketing	0.00%	$0	1.40%	$15,000
Research and Development	0.00%	$0	42.06%	$450,000
Equipment Purchases	0.00%	$0	14.02%	$150,000
Future Wages	0.00%	$0	18.69%	$200,000
Repayment of Debt	0.00%	$0	4.67%	$50,000
General Working Capital	0.00%	$0	7.85%	$84,000
Patent Work	0.00%	$0	1.87%	$20,000
Total	**100.00%**	**$10,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The company plans to use the proceeds for the following uses:

1 - Strengthening Intellectual Property ("IP") Position. We feel that the patents filed to support our business model are among our strongest assets, because they were filed years before reusable

child safe containers were available commercially. As social awareness about sustainable packaging has increased, businesses are now identifying developing opportunities, and we are aware of early efforts to find solutions for reusable child-safe packaging. We believe a sound IP strategy is to deepen and broaden our existing IP both domestically and internationally in anticipation of competitive pressures. We feel this is the highest priority for the use of proceeds and should come before the actual development of next generation containers and wash systems.

2 - Development Of Next Generation Reusable Products And Wash Systems. If we are able to raise the maximum amount of funds, or close, a majority of the proceeds will be targeted towards our research and development of such products and systems. This effort involves developing a new line of reusable, refillable child-safe containers, and a robotic wash/test system to automatically wash, sterilize and test returned containers before being refilled. These development efforts will leverage our existing designs and IP where appropriate. We anticipate that specific design details (capacity, shape, etc.) and materials (glass, ceramic, metals, polymers) may vary depending upon the specific customer market and application (pharma, supplements, cannabis, household toxic chemicals).

3 - Expansion Of Existing Revenue Generating Product Line And Market Expansion. If we are not able to raise sufficient funds to fully move forward with the development of next generation reusable products and wash systems, then we may focus the available funds on organically increasing revenue from our existing product line. We feel that it would be relatively straightforward and cost-efficient to expand our product offering to target retail markets such as outdoor and home goods.

4 - Building Company Infrastructure. We need to recruit key personnel, build strategic partnerships and develop company facilities. The proceeds used for these areas will be dependent on the amount raised and the business priorities determined in the above sections.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company may change the use of proceeds depending on the amount of funds raised; evolving external business conditions, market conditions, competition, and governmental and social developments; and internal organizational factors, including influences by new associates, partners and relationships .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel Estoque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO; October 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO - Mediloq, Inc., October 2016 - Present. Managed the overall operations and resources of the company including product development, supplier development, production operations, sales and marketing strategy, and financing.

Principal - Whitewater Product Design LLC, 2002 - Present. Engineering services consulting. Provided system-level and detail design, engineering analysis, prototype procurement/assembly and project management for startups, entrepreneurs, and corporations.

Education

University of Colorado at Boulder Bachelor of Science (BS) Mechanical Engineering

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel Estoque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, CEO, Secretary, Treasurer: October 12, 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO - Mediloq, Inc., October 2016 - Present. Managed the overall operations and resources of the company including product development, supplier development, production operations, sales and marketing strategy, and financing.

Principal - Whitewater Product Design LLC, 2002 - Present. Engineering services consulting. Provided system-level and detail design, engineering analysis, prototype procurement/assembly and project management for startups, entrepreneurs, and corporations.

Education

University of Colorado at Boulder Bachelor of Science (BS) Mechanical Engineering

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees, .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A (Voting) Common Stock
Amount outstanding	2,500,000
Voting Rights	Each holder of shares of Class A Common Stock is entitled to one vote per share.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Company intends to adopt an option pool equal to 592,235 shares of Class B Common Stock following the completion of the offering that will dilute all existing shareholders
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Credit Card
Name of creditor	American Express
Amount outstanding	$1,787.00
Interest rate and payment schedule	19.24%
Amortization schedule	Not applicable
Describe any collateral or security	Unsecured
Maturity date	Not Applicable
Other material terms	Monthly minimum payments required that vary by amount outstanding.

Type of debt	Credit Card
Name of creditor	Citibank
Amount outstanding	$11,851.00
Interest rate and payment schedule	16.74%
Amortization schedule	Not applicable
Describe any collateral or security	Unsecured
Maturity date	Not Applicable
Other material terms	Monthly minimum payments required that vary by amount outstanding.

Type of debt	Bank loan
Name of creditor	SBA
Amount outstanding	$4,400.00
Interest rate and payment schedule	3.75%
Amortization schedule	2021 $ 50 2022 $ 103 2023 $107 2024 $111 2025 $115 2026 and beyond $3,914
Describe any collateral or security	None
Maturity date	July 2050
Other material terms	Borrower will use all the proceeds of this Loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020, and continuing thereafter

Type of debt	Line of credit
Name of creditor	Wells Fargo
Amount outstanding	$11,650.00
Interest rate and payment schedule	10.25%
Amortization schedule	Not applicable
Describe any collateral or security	Unsecured
Maturity date	The unsecured line of credit may be terminated at any time, and it does not have a maturity date
Other material terms	The line of credit is personally guaranteed by Daniel Estoque

Type of debt	Credit Card
Name of creditor	Wells Fargo
Amount outstanding	$7,094.00
Interest rate and payment schedule	18.24%
Amortization schedule	Not applicable
Describe any collateral or security	Unsecured
Maturity date	Not Applicable
Other material terms	Monthly minimum payments required that vary by amount outstanding.

Type of debt	Credit Card
Name of creditor	Chase Bank
Amount outstanding	$32,902.00
Interest rate and payment schedule	15.99%
Amortization schedule	Not applicable
Describe any collateral or security	Unsecured
Maturity date	Not Applicable
Other material terms	Monthly minimum payments required that vary by amount outstanding.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $3,125,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Daniel Estoque: 92%; Nicolas Legare: 4%; Henry Burgess-Marshall: 4%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Daniel Estoque	92.0%

Following the Offering, the Purchasers will own 0.32% of the Company if the Minimum Amount is raised and 25.50% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has not previously sought funding. We intend to be profitable in 2023. The significant challenge for our B2B supplement/pharma market is to quickly establish a presence as a player in the evolving 100% closed loop packaging recycling movement before competitors. 100% closed loop packaging recycling focuses on bringing empty packaging back to the manufacturer, so that it can be refurbished and refilled for multiple reuses in its original form. By contrast, in open loop recycling, after use, packaging is broken down into raw materials which is then remanufactured into other products. Closed loop recycling is preferred over open loop recycling in many cases because it requires less resources and results in less environmental impact and waste.

In addition to manufacturing reusable containers and wash equipment, the business model requires courier services to retrieve containers from retailer physical locations, and wash facilities to refurbish the collected containers using our wash equipment. The courier and wash services can be performed by supplement manufacturers or their packaging suppliers, but in order to facilitate rapid adoption of our closed loop model, we want to develop a readily available Mediloq or outsourced solution, and we are exploring relationships with potential third-party courier and wash service partners.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following in order to scale up for the high-volume pharma and supplements markets: 1 - Develop Low-Cost Glass Containers and Child Safe Caps 2 - Develop Semi-Auto Container Wash Process 3 – Develop Fully-Auto Reusable Container Wash Equipment 4 - Build Company Organization & Infrastructure.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The

Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $5,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

At the current time, the Company is not obligated to make any material capital expenditures in the future.

Material Changes and Other Information

If the amount of funds raised is insufficient to fully develop our closed loop business model, we may decide to use some of the funds to increase current revenue by expanding our existing product line and market share.

Trends and Uncertainties

After reviewing the above discussion of steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 856,000 of Class B Non-Voting Shares of Common Stock for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 27, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PRIME TRUST LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price using comparable company valuations and/or a discounted cash flow model. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Ignite Social Impact, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information. The Certificate of Incorporation and Bylaws are attached hereto as **Exhibit C**.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 5,000,000 shares of common stock, par value $0.001 per share, of which 2,500,000 shares of Class A Common Stock will be issued and outstanding, and 8,000 shares of Class B Common Stock will be issued and outstanding.

Voting and Other Rights

Holders of Class A Common Stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Holders of Class B Common Stock have no voting rights except as may be required by Delaware law.

Dividend Rights

Holders of Class A Common Stock and holders of Class B Common Stock are entitled to receive dividends on a *pari passu* basis as a single class at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Class A Common Stock and Class B Common Stock would be entitled to share ratably as a single class in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our Class A or Class B Common Stock are entitled to share equally on a share-for-share basis as a single class in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

All shares of Common Stock of the Company are subject to a right of first refusal in favor of the Company prior to sale to a third party, and with the consent of the Board of Directors of the Company. The following transactions shall be exempt from the bylaw provisions: (a) estate planning transfers to a stockholder's immediate family or a limited partnership controlled by the stockholder's immediate family; "Immediate family" shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer; (b) a stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution; (c) a stockholder's transfer of any or all of such stockholder's shares to the Company or to any other stockholder of the Company; (d) a stockholder's transfer of any or all of such stockholder's shares to an officer or director of the Company; (e) a corporate stockholder's transfer of any or all of its shares pursuant to a merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder; (f) a corporate stockholder's transfer of any or all of its shares to any or all of its stockholders; (g) a transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners; (h) a transfer by a stockholder that is a limited liability company to any or all of its members or former members; (i) a transfer by a stockholder that is a trust to any or all of its beneficiaries or former beneficiaries.

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

None.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None, other than the personal guarantee by the majority shareholder of the line of credit.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Promotional Materials

The script of the promotional video is attached as **Exhibit D** and a PDF of the intermediary promotional webpage, which provides informational supplemental to the business plan, is attached hereto as **Exhibit E**.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Daniel Estoque
(Signature)

Daniel Estoque
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniel Estoque
(Signature)

Daniel Estoque
(Name)

Founder and CEO
(Title)

September 23, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Daniel Estoque, being the founder of Mediloq, Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020, and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Daniel Estoque
(Signature)

Daniel Estoque
(Name)

Founder and CEO
(Title)

September 23, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Pitch Deck

Exhibit C   Certificate of Incorporation and Bylaws

Exhibit D   Video Script

Exhibit E   Intermediary Promotional Web Page

EXHIBIT A

Financial Statements

MEDILOQ LLC

FINANCIAL STATEMNTS

December 31, 2020 and 2019

CONTENTS



Peter T. Ryan, CPA | Michael J. Wetmore, CPA | Traci L. Getz, CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Dan Estoque
Mediloq LLC
Boulder, CO

We have reviewed the accompanying financial statements of Mediloq LLC (a limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, I we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ryan + Wetmore, PC

Bethesda, MD
September 15, 2021

3 Bethesda Metro Center, Suite 320 | Bethesda, MD 20814 | Phone 301.585.0506 | Fax 301.585.4642
1950 Old Gallows Road, Suite 525 | Vienna, VA 22182 | Phone 703.288.4777 | Fax 703.288.3777
9099 Ridgefield Drive, Suite 107 | Frederick, MD 21701 | Phone 301.668.7860 | Fax 301.668.7863

www.ryanandwetmore.com

MEDILOQ LLC

BALANCE SHEETS
December 31, 2020 and 2019

ASSETS

	2020	2019
CURRENT ASSETS		
Cash	$ 2,981	$ 1,154
Inventory, lower of cost or net realizable value	23,478	22,608
Prepaid expenses	4,985	-
Total current assets	31,444	23,762
PROPERTY AND EQUIPMENT, at cost		
Furniture and Equipment	22,552	22,552
Less accumulated depreciation	9,362	4,851
Net property and equipment	13,190	17,701
OTHER ASSETS		
Intangible assets, net of accumulated amortization	11,343	11,343
Less accumulated ammortization	614	47
Total other assets	10,729	11,296
	$ 55,363	$ 52,759

LIABILITES AND MEMBERS' EQUITY

	2020	2019
CURRENT LIABILITES		
Note payable, current portion	$ 50	$ -
Line of credit	7,321	9,726
Credit cards payable	51,253	47,683
Accrued expenses	100	-
Total current liabilities	58,724	57,409
LONG-TERM LIABILITIES		
Member loan	122,265	79,542
Note payable, less current portion	4,350	-
Total long-term liabilities	126,615	79,542
MEMBERS' EQUITY	(129,976)	(84,192)
	$ 55,363	$ 52,759

MEDILOQ LLC

STATEMENTS OF INCOME
For the Years Ended December 31, 2020 and 2019

		2020		2019
Sales	$	39,091	$	54,330
Cost of sales		52,211		63,831
Gross profit (loss)		(13,120)		(9,501)
General and administrative expenses		28,609		25,148
Operating loss		(41,729)		(34,649)
Financial and other income (expense)				
Other income		3,000		-
Interest expense		(7,055)		(4,588)
Total financial and other income (expense)		(4,055)		(4,588)
Income before provision for income taxes		(45,784)		(39,237)
Provision for income taxes		-		-
Net loss	$	(45,784)	$	(39,237)

MEDILOQ LLC

STATEMENTS OF MEMBERS' EQUITY
For the Years Ended December 31, 2020 and 2019

Balance, January 1, 2019	$	(54,955)
Net loss		(39,237)
Capital contributions		10,000
Balance, December 31, 2019	$	(84,192)
Balance, January 1, 2020	$	(84,192)
Net loss		(45,784)
Balance, December 31, 2020	$	(129,976)

MEDILOQ LLC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

		2020		2019
Cash flows from operating activities				
Net loss	$	(45,784)	$	(39,237)
Adjustments to reconcile net loss to net cash				
provided by (used in) operating activities:				
Nonmonetary capital contribution		-		10,000
Depreciation and amortization		5,077		3,317
Decrease (Increase) in:				
Inventory		(870)		(13,086)
Prepaid expenses		(4,985)		17,716
Increase (Decrease) in:				
Accrued expenses		100		-
Credit cards payable		3,571		33,866
Net cash provided by (used in) operating activities		(42,891)		12,576
Cash flows from investing activities				
Purchases of fixed assets		-		(29,943)
Net cash used in investing activities		-		(29,943)
Cash flows from financing activities				
Proceeds from line of credit		-		3,200
Repayments on line of credit		(2,405)		(2,184)
Proceeds from member loan		42,767		18,243
Repayments on member loan		(44)		(1,212)
Note payable		4,400		-
Net cash provided by financing activities		44,718		18,047
Net increase in cash		1,827		680
Cash, beginning of year		1,154		474
Cash, end of year	$	2,981	$	1,154

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

The Notes to Financial Statements are an integral part of these statements.

MEDILOQ LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 1   Summary of significant accounting policies

Significant accounting policies are as follows:

Nature of operations

The Company's business activity is research, development, and manufacturing of sustainable child-safe packaging for pharmaceuticals. The Company uses advanced technologies to assist in the development of its unique product line.

The Company operates as a limited liability company, whereby no member, manager, agent, or employee of the limited liability company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for acts or omissions of any other member, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee.   Effective July 7, 2021, Mediloq LLC, a Colorado limited liability company, converted into Mediloq, Inc., a Delaware corporation. On the effective date, the separate existence and formation of Mediloq, LLC terminated and ceased. All rights, privileges, powers, and franchises of Mediloq LLC; all real, personal, and intellectual property owned by Mediloq LLC; all debts due to and all things in action or belonging to Mediloq LLC were transferred and vested in Mediloq, Inc.

Method of accounting

Assets, liabilities, income, and expenses are reported using the accrual basis of accounting, whereby income is recorded when sales are made and expenses are incurred.

Use of estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of new accounting standard

Effective for the year ended December 31, 2019, the Company adopted FASB Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers,* using the modified retrospective basis applied to those contracts which were not completed as of December 31, 2019.

There was no cumulative effect of applying the new guidance, net of tax. Revenue recognized during the year ended December 31, 2019 had no change, net of tax, due to the adoption of the new standard.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 1   Summary of significant accounting policies (continued)

Contract Warranties

The majority of the Company's contracts include warranties that the Company's product is free from product defects for one year from the date of sale. The Company agrees to remedy any faulty material or manufacturing, or both, resulting from defective products. The Company determines its estimated liability for warranty claims based on the Company's experience of the amount of claims actually made. It is possible that the Company's estimate of the accrued product warranty claims will change in the near term, but management believes this is unlikely to occur. Estimated costs for warranties are recognized at the time revenue is recognized. At December 31, 2020 and 2019, the Company has accrued costs related to those warranties of $100 and $0, respectively.

Revenue recognition

Revenue from the sale of products or services are measured based on the amount of consideration specified in a contract with a customer. Revenue is recognized as the performance obligations under the terms of the contract are satisfied which generally occurs with the transfer of control of the goods or services to the customer.

To determine the proper revenue recognition method for contracts, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgement and the decision to combine a group of contracts or separate a single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. Contracts are considered to have a single performance obligation if the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts, which is mainly because the Company provides a significant service of integrating a complex set of tasks and components into a single project or capability. Contracts that cover multiple phases of the product lifecycle are typically considered to have multiple performance obligations even when they are part of a single contract.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation using estimates of the selling price of each distinct good or service in the contract. The Company provides warranties to customers that are included in the sale and are not priced or sold separately or do not provide customers with a service in addition to assurance of compliance of the contract. The Company does not consider these types of warranties to be separate performance obligations.

The Company recognizes revenue from the sale of products at a point in time, which is typically upon shipment to the customer. The costs are expensed when shipped and included in cost of earned revenue.

Note 1 **Summary of significant accounting policies (continued)**

Reclassifications

Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

Research and development

The Company conducts R&D activities both internally and with collaborative partners. Internal R&D costs are expensed as incurred. Costs associated with collaborative R&D arrangements incurred by third parties are expensed to the extent they are reimbursable by the Company.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months of less to be cash equivalents.

Contract receivables and allowance for doubtful accounts

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty (30) days after billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends and other information. Contract receivables are charged off against the allowance when, in the judgment of management, it is unlikely they will be collected. Doubtful accounts for the years ended December 31, 2020 and 2019 totaled $0 and $0, respectively.

Depreciation and amortization

Depreciation and amortization expense is calculated by using the straight-line method for financial reporting purposes and an accelerated cost recovery method for tax purposes based on the estimated useful lives of the assets.

Machinery	5-10 years
Intangible assets	20 years

Depreciation expenses for the years ended December 31, 2020 and 2019 totaled $4,510 and $3,270, respectively. Amortization expenses for the years ended December 31, 2020 and 2019 totaled $567 and $47, respectively.

Note 1   Summary of significant accounting policies (continued)

Leases

Leases that meet certain criteria are classified as capital leases. Assets and liabilities are recorded at amounts equal to the fair value of the leased properties at the beginning of their respective lease terms. These assets are depreciated over their estimated useful lives.

Interest expense relating to the lease liabilities is recorded to effect constant rates of interest over the terms of the leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expenses as incurred.

Advertising

Advertising expense for the years ended December 31, 2020 and 2019 totaled $265 and $4,284, respectively.

Income taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through the member. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Subsequent events

In accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification 855, *Subsequent Events,* the Company evaluated subsequent events through September 15, 2021, the date these financial statements were available to be issued. There were no material subsequent events noted that required recognition or additional disclosure in these financial statements other than noted in Note 12.

Note 2   Concentration of credit risk

The Company maintains cash and cash equivalents with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each institution. Amounts in excess of the FDIC limits were $0 and $0 at December 31, 2020 and 2019, respectively.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 3 **Inventory**

Inventories are stated at the lower of cost (specific identification) or net realizable value. The components of inventory at December 31, 2020 are:

	2020	2019
Inventory in process	$14,086	$15,825
Completed inventory	9,392	6,783
Total inventory	$23,478	$22,608

Note 4 **Bank lines of credit payable**

At December 31, 2020, the Company had a secured line of credit with Wells Fargo of $13,000, with interest on the outstanding balance payable at an interest rate of 10.25% and a daily finance interest rate of 0.028%. The borrowings are personally guaranteed by the Company's member.

As of December 31, 2020 and 2019, the balance on the line of credit is $7,321 and $9,726. The secured line of credit may be terminated at any time, and it does not have a maturity date. The Company also has lines of credit in the form of a credit card, which currently have balances of $51,253 with an available credit card limit of approximately $91,000.

Note 5 **Related party transactions**

As of December 31, 2019, the company owed the stockholder $79,542. During the year ended December 31, 2020, the company borrowed an additional $42,723 from the stockholder. As of December 31, 2020, the company owed the stockholder $122,265. There is no interest on the loan.

Note 6   Notes payable

Notes payable at December 31, 2020, consist of the following:

	12/31/2020	12/31/2019
Note payable to U.S. Small Business Administration in monthly payments of $22 beginning July 2021, including interest at 3.75%, matures July 2050.	$ 4,400	$ -
Total notes payable	4,400	-
Less notes payable, current portion	50	-
Notes payable, noncurrent portion	$ 4,350	$ -

Maturities of long-term debt for each of the next five years are as follows:

2021	$ 50
2022	103
2023	107
2024	111
2025	115
2026 and beyond	3,914
	$ 4,400

Note 7   Cash flow statement disclosure

During the year ended December 31, 2020 and 2019 the Company paid $0 and $0 for state income taxes, respectively, and paid $7,055 and $4,588 for interest expense, respectively.

Note 8   Lease obligation

The Company subleases office space. The current lease term is month-to-month. Rent expense for the years ended December 31, 2020 and 2019 was $1,081 and $4,550, respectively. This sublease was terminated in 2020.

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

Note 9   Accounting for uncertainty in income taxes

The Company has adopted the provisions of FASB ASC 740-10-50-15, *Accounting for Uncertainty in Income Taxes*. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. No interest or penalties were recorded in the current year related to uncertain tax positions. The Company believes it does not have uncertain tax positions.

The Company has various open tax years subject to examination between 2017-2020. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction.

Note 10   Recent accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases*, to increase transparency and comparability of accounting for lease transactions. The new standard requires lessees to recognize lease assets and lease liabilities on their balance sheet for all leases with a lease term of greater than 12 months. Lessor accounting is largely unchanged. ASU 2016- 02 is effective for years beginning after December 15, 2021, for private companies, with early adoption permitted. The Company is assessing what effect the adoption of this standard may have on the financial statements as a whole.

Note 11   Commitments and contingencies

COVID-19

In December 2019, a novel strain of coronavirus, known as COVID-19, was reported in Wuhan, China and has since extensively impacted the global health and economic environment. In March 2020, the World Health Organization characterized COVID-19 as a pandemic, and the President declared the COVID-19 outbreak in the United States as a national emergency.

The COVID-19 pandemic remains a rapidly evolving situation. The extent of the impact of COVID-19 on the Company's business and financial results will depend on future developments, including the duration and spread of the outbreak within the markets in which the Company operates and the related impact on construction and development, all of which are highly uncertain.

Note 12   Subsequent Events

In July 2021, the Company received loan proceeds of $12,000 under the COVID-19 Economic Injury Disaster Loan. The COVID-19 Economic Injury Disaster Loan, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses. The Company received loan forgiveness for $12,000 under the rules, regulations and guidance prescribed by the U.S. Small Business Administration.

EXHIBIT B

Pitch Deck

-SAFE

ONSIBLE

ITS

...

GE"











OVER 60 COUNTRIES HAVE BANNED
PRODUCTS ARE IN HIGH DEMAND

END UP AS ENVIRONMENTAL WASTE.

D-SAFE OVER MANY REUSES AND
ATENT-PENDING ROBOTIC WASH &
FE OVER A LIFETIME OF REUSES AND

LD-SAFE PACKAGING SYSTEM FOR
ANERS AND CANNABIS/CBD





THROW AWAYPLASTIC

REUSABLE GLASS

EXECUTION

FULL PRODUCT DESIGN AND EXECUTION STRATEGY READY TO GO

12-MONTHS AWAY FROM LAUNCHING NEXGEN GLASS PRODUCTS FOR HIGH-VOLUME PHARMA AND SUPPLEMENT CUSTOMERS

RAISING CAPITAL

RAISING $1 MILLION

SEED ROUND

13 MONTHS OF RUNWAY

)

CRISIS

GH
Y 2050

S OF
ES OF




1.4
BILLION
POUNDS
DISCARDED
YEARLY

ROBOTIC SYSTEM THAT WASHES, STERILIZES, AND TESTS CHILD-SAFE FUNCTION BEFORE EACH REFILL

PACKAGING THAT IS FAULTY IS AUTOMATICALLY TRASHED

EQUIPMENT SALES



AND REFILLABLE CHILD-SAFE CONTAINERS AND LONG-LIFE CAPS

PACKAGING SALES











Loop

Drop, Swap & Go!
Blue Rhino
Blue Rhino

TURE AND SELL
NTAINERS AND
HROUGH
SALES CHANNELS

2

SUPPLEMENT MANUFACTURERS FILL AND DISTRIBUTE THEIR PRODUCTS IN OUR REUSABLE CHILD-SAFE CONTAINERS











3

CONSUMERS RETURN EMPTY CONTAINERS TO RETAILERS BY MAIL OR KIOSK

DEPOSITORY

4

MANUFACTURER WASHES, STERILIZES AND TESTS RETURNED CONTAINERS BEFORE NEXT REFILL

1

REFURBISHING SYSTEM: U.S. UTILITY
PATENT APPLICATION NO. 16/831,412

REFURBISHING SYSTEM FOR REUSABLE
CHILD-SAFE CONTAINERS (LINK)

PATENT PENDING

2

CONTAINERS: U.S. UTILITY
PATENT 10,518,939

DURABLE, CHILD-RESISTANT
CONTAINER WITH SEAL
THRUST BEARING (LINK)

ISSUED

D-SAFE PACKAGING IS A
G MARKET OPPORTUNITY



US MARKET

$5.2B

in Total Revenue

PHARMA, DIETARY SUPPLEMENTS, AND CANNABIS PACKAGING

Source - Businesswire

SOM

US MARKET

$1.8B

in Total Revenue

DIETARY SUPPLEMENTS AND CANNABIS PACKAGING



Source - Grandview Research
Source – PRS Newswire

ONS-POST FUNDING



LD-SAFE PACKAGING

$12,800,000
$26,432,000
Year 4
Year 5

REVENUE STREAMS
LICENSING, 10%
WASH EQUIPMENT SALES, 30%
CONTAINER SALES, 60%
CONTAINER SALES
WASH EQUIPMENT SALES
LICENSING

-SAFE PACKAGING
IVE ANALYSIS

P&G	SANA PACKAGING	RE:STASH	
✓	✓	✓	WASH SYSTEM ONLY
LAUNDRY DETERGENT	✓	✓	✓
✓			
✓		✓	
✓			✓
✓	✓	✓	✓

ER COMPANIES MARKETING REUSABLE,
G TO THE PHARMA OR SUPPLEMENT

CONFIRMED THERE IS HIGH DEMAND IN THE CANNABIS MARKET FOR DURABLE, USABLE CHILD-SAFE PACKAGING AND ARE READY TO EXPAND TO THE PHARMA AND PPLEMENT MARKETS





CANNIL
CANNIL

200K IN
EVENUE

→

25 WHOLESALE
ACCOUNTS

TERRACYCLE

CLOSED LOOP RECYCLING IS GAINING TRACTION WITH BIG BRANDS

WE'RE IN CONTACT WITH TERRACYCLE WHO WANTS TO EVALUATE OUR PRODUCT AS A SOLUTION FOR CHILD-SAFE CONTAINERS FOR THESE MAJOR BRANDS:











BAYER · Reckitt Benckiser · CLOROX · P&G

La Petite Fabrique
CITY WATER
Coca-Cola
jackpot
DANONE
DANONE natural
HEINZ TOMATO KETCHUP
NIVEA MEN
© Tesco



Aug Sep Oct Nov Dec
2022
Jan Feb Mar Apr May Jun Jul Aug Sep
9/1
6/30
ECTUAL PROPERTY
D OUR PATENTS
REUSABLE CHILD-
ONTAINERS WERE
NOTION
EXECUTION TRACK RECORD
25+ YEARS EXPERIENCE
SUCCESSFULLY BRINGING
PRODUCTS TO MARKET
INCLUDING OUR CANNILOQ
BRAND



OWING APPETITE
BLE PACKAGING
D-LOOP RECYCLING
ING TRACTION
ANDS ARE
NG AND LOOKING
OSED-LOOP
ONS
SUSTAINABLE CHILD-SAFE PACKAGING IS
THE PERFECT NICHE FOR IMPACT
INVESTORS






NTHS
CUTE
6-MONTHS TO EXECUTE
Build Company Organization & Infrastructure, GMP Cert. $200K
Develop Low Cost Glass Containers and Child Safe Caps $200K
Develop Semi-Auto Container Wash Process $50K
3-MONTHS TO EXECUTE
Develop Fully-Auto Reusable Container Wash Equipment $550K
NTHS
ECUTE
SOME TASKS ARE CONCURRENT

INE











AFE CONTAINERS & ROBOTIC WASH SYSTEM – POST FUNDING

MONTH 6

BUILD SEMI-AUTO WASH SYSTEM

GMP CERTIFICATION

MONTH 7

FIRST NEXGEN CONTAINER PRODUCTION RUN

SOFT LAUNCH WITH SEMI AUTO WASH SYSTEM

MONTH 10

PROTOTYPE FULL-AUTO WASH SYSTEM

MONTH 12

FULLY AUTO WASH SYSTEM READY FOR DELIVERY TO PACKAGING SUPPLIERS AND MANUFACTURERS

E



has 25+ years
ping entrepreneurs,
tups and Fortune 100
npanies bring a wide
ge of products to
rket as a principal
ineer and project
nager. He holds 6
enue-generating
ents.

an Estoque
ounder, CEO



Nick has 10+ years as an accomplished sales leader with a proven track record for growing brands and building successful teams. His achievements include being awarded sales rep of the year, out of 184 reps.

Nick Legare
Bus Dev



Henry is a creative, high-energy, marketing professional with an entrepreneurial drive. His achievements include increasing revenue 10X for an entertainment business. Henry is passionate about service and spends countless hours volunteering.

Henry Burgess-Marshall
Marketing



FOR MORE INFORMATION
PLEASE CONTACT:

DAN ESTOQUE

DAN.ESTOQUE@MEDILOQ.COM

1 (303) 898-2156

EXHIBIT C

Certificate of Incorporation and Bylaws

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF CONVERSION OF A COLORADO LIMITED

LIABILITY COMPANY UNDER THE NAME OF "MEDILOQ LLC" TO A DELAWARE

CORPORATION, CHANGING ITS NAME FROM "MEDILOQ LLC" TO "MEDILOQ,

INC.",FILED IN THIS OFFICE ON THE SEVENTH DAY OF JULY, A.D. 2021,

AT 6:42 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6065884 8100F

SR# 20212648579

Authentication: 203635352

Date: 07-09-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:42 PM 07/07/2021
FILED 06:42 PM 07/07/2021
SR 20212648579 - File Number 6065884

CERTIFICATE OF CONVERSION OF MEDILOQ LLC FROM A COLORADO LIMITED LIABILITY COMPANY TO A DELAWARE CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

The undersigned, Daniel Estoque, Manager of Mediloq LLC, a Colorado limited liability company (the "**Converting Entity**") hereby certifies that:

1. The Converting Entity was first formed in the State of Colorado on October 12, 2016.

2. The jurisdiction of the Converting Entity immediately prior to filing this Certificate of Conversion is Colorado.

3. The name of the Converting Entity immediately prior to filing this Certificate of Conversion is Mediloq LLC.

4. The name of the Converting Entity upon filing this Certificate of Conversion, as set forth in its Certificate of Incorporation, shall be Mediloq, Inc.

5. This Certificate of Conversion shall be effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the Converting Entity has executed this Certificate of Conversion on the 7th day of July, 2021.

DocuSigned by:

By: Daniel Estoque
35BD6128D90C4A2...

Daniel Estoque, Manager

4820-6910-9487, v. 2

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MEDILOQ, INC." FILED IN THIS OFFICE ON THE SEVENTH DAY OF JULY, A.D. 2021, AT 6:42 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

6065884 8100F

SR# 20212648579

Authentication: 203635352

Date: 07-09-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:42 PM 07/07/2021
FILED 06:42 PM 07/07/2021
SR 20212648579 - File Number 6065884

CERTIFICATE OF INCORPORATION
OF
MEDILOQ, INC.

The undersigned incorporator, in order to form a corporate entity under the General Corporation Law of the State of Delaware ("**DGCL**"), hereby sets forth the following Certificate of Incorporation:

I.

The name of this corporation is **MEDILOQ, INC.** (this "**Corporation**").

II.

The address of the Corporation's registered office in the State of Delaware is Capitol Services, Inc., and the name of the Corporation's registered agent in the State of Delaware at such address is 1675 South State Street, Suite B, Dover Delaware 19901, County of Kent.

III.

This Corporation's purpose is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

IV.

This Corporation is authorized to issue two classes of stock, to be designated, respectively, Class A Common Stock and Class B Common Stock. The total number of shares which the Company is authorized to issue is 5,000,000 shares, 3,000,000 shares of which shall be Class A Common Stock and 2,000,000 shares of which shall be Class B Common Stock. The Class A Common Stock shall have a par value of $0.001 per share and the Class B Common Stock shall have a par value of $0.001 per share.

V.

A.   Each holder of shares of Class A Common Stock shall be entitled to one vote per share and shall be entitled to notice of, and full participation in, any stockholders' meeting in accordance with the Bylaws of the Company. The Class A Common Stock shall vote at any annual or special meeting of the stockholders and may act by written consent.

B.   Except as otherwise required by law, the Class B Common Stock shall be non-voting.

VI.

A.   The management of the business and the conduct of the affairs of this Corporation is vested in this Corporation's board of directors (the "**Board**"). The number of directors which constitutes the whole Board will be fixed by the Board in the manner provided in this Corporation's bylaws, as such may be amended or restated from time to time (the "**Bylaws**").

1

B. Elections of directors to serve on the Board need not be by written ballot unless the Bylaws so provide.

C. Subject to any additional vote required by the DGCL or this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by the DGCL, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the provisions of the Bylaws.

VII.

A. To the fullest extent permitted by law, a director serving on the Board will not be personally liable to this Corporation or this Corporation's stockholders for monetary damages for breach of a fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors serving on the Board, then the liability of all such directors will be eliminated or limited to the fullest extent permitted by the DGCL or any other law of the State of Delaware as so amended.

B. Any amendment, repeal or modification of the foregoing provisions of this Article VI by this Corporation's stockholders will not adversely affect any right or protection afforded to a director having served or then-serving on the Board existing at the time of, or increase the liability of any director having served or then-serving on the Board with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

VIII.

A. To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of (and advancement of expenses to) this Corporation's directors, officers and agents (and any other persons to which the DGCL permits this Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

B. Any amendment, repeal or modification of the foregoing provisions of this Article VII will not adversely affect any right or protection of any of this Corporation's directors, officers or other agents existing at the time of, or increase the liability of any of this Corporation's directors, officers or other agents with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

IX.

The name and mailing address of the sole incorporator of this Corporation is Daniel Estoque, 5546 Spine Road, Unit 104, Boulder, CO 80301.

2

X.

Subject to any additional vote required by the DGCL or this Certificate of Incorporation, this Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation.

4840-6278-0143, v. 3

In Witness Whereof, the undersigned has executed this Certificate of Incorporation on July 7, 2021.

DocuSigned by:

By: Daniel Estoque
35BD6128D90C4A2...

Daniel Estoque, Sole Incorporator

BYLAWS

OF

MEDILOQ, INC.
(A DELAWARE CORPORATION)

BYLAWS

OF

MEDILOQ, INC.
(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1.1   Registered Office. The registered office of the corporation shall be as set forth in the Certificate of Incorporation of the corporation or as otherwise designated by the Board of Directors of the corporation.

Section 1.2   Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 2.1   Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, "Corporate Seal-Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 3.1   Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law ("**DGCL**").

Section 3.2   Annual Meeting.

(a)   The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a

stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Article III Section 3.2(b) below.

(b)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Article III Section 3.2(a) above, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this Article III Section 3.2(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Article III Section 3.2. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial

owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice").

(c)   Notwithstanding anything in the second sentence of Article III Section 3.2(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Article III Section 3.2 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d)   Only such persons who are nominated in accordance with the procedures set forth in this Article III Section 3.2 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Article III Section 3.2. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e)   Notwithstanding the foregoing provisions of this Article III Section 3.2, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f)   For purposes of this Article III Section 3.2, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 3.3   Special Meetings.

(a)   Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized

directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than twenty percent (20%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b)   If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Article III Section 3.4 below. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 3.4   Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 3.5   Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the

affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 3.6 **Adjournment and Notice of Adjourned Meetings.** Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 3.7 **Voting Rights.** For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Article III Section 3.9 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 3.8 **Joint Owners of Stock.** If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is

held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 3.9   List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 3.10   Action Without Meeting.

(a)   Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b)   Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d)   A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 3.11   Organization.

(a)   At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b)   The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting,

meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 4.1   Number and Term of Office. The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 4.2   Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 4.3   Term of Directors. Subject to the rights of the holders of capital stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders for a term of one year. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 4.4   Board Observers. The corporation may appoint observers to attend all meetings of the Board of Directors or any meetings of the committees thereof in a nonvoting capacity, and in connection therewith, the corporation may give such observers copies of all notices, minutes, consents and other materials, financial or otherwise, which the corporation provides to its directors; provided, that, such observers agree to leave all or any portion of a meeting of the Board of Directors or any committee thereof and to refrain from receiving any materials given to the Board of Directors if allowing such observer to remain in such meeting or to receive such materials would result in a waiver of the attorney-client privilege, or if, in the reasonable good faith belief of the Board of Directors, allowing such observers to remain in the meeting or to receive such materials would otherwise result in a conflict of interest.

Section 4.5   Vacancies. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of capital stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 4.6   Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 4.7   Removal. Subject to any limitations imposed by applicable law or the Certificate of Incorporation, any director may be removed during his or her term of office, either with or without cause, only by the affirmative vote of the holders of a majority of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the affirmative vote of the holders of a majority of such stock represented at the meeting or pursuant to written consent.

Section 4.8   Meetings.

(a)   **Regular Meetings.** Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

(b)   **Special Meetings.** Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President or any director.

(c)   **Meetings by Electronic Communications Equipment.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   **Notice of Special Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic

transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 4.9   Quorum and Voting.

(a)   Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; *provided, however,* at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b)   At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 4.10   Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.11   Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 4.12   Committees.

(a)   **Executive Committee.** The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the

management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) **Other Committees.** The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term.** The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings.** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Article IV Section 4.12 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 4.13   Organization.   At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 5.1   Officers Designated.   The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Chief Technology Officer, the Chief Operations Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 5.2   Tenure and Duties of Officers.

(a)   **General.**   All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b)   **Duties of Chairman of the Board of Directors.**   The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Article V Section 5.2.

(c)   **Duties of President.**   The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d)   **Duties of Vice Presidents.** The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e)   **Duties of Secretary.** The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f)   **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(g)   **Delegation of Authority.** The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 5.3   Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 5.4   Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by

the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 6.1   Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 6.2   Voting of Securities Owned by the Corporation. All stock and other securities of other entities owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 7.1   Form and Execution of Certificates. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares

authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 7.2   **Lost Certificates.** A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 7.3   **Transfers**.

(a)   Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b)   The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 7.4   **Fixing Record Dates**.

(a)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b)   In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c)   In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 7.5   Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 8.1   Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Article VII Section 7.1), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary

or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 9.1   Declaration of Dividends.   Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 9.2   Dividend Reserve.   Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 10.1   Fiscal Year.   The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 11.1 Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a)   **Directors and Officers.** The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, *provided, further,* that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b)   **Employees and Other Agents**. The corporation shall have power to indemnify its employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person as the Board of Directors shall determine.

(c)   **Expenses.** The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding, *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Article XI or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-

making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d)   **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

(e)   **Non-Exclusivity of Rights.** The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f)   **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g)   **Insurance.** To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h)   **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i)   **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Article XI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under applicable law.

(j)   **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(i)   The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii)   The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii)   The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv)   References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v)   References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an

employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Bylaw.

ARTICLE XII

NOTICES

Section 12.1   Notices.

(a)   **Notice to Stockholders.** Written notice to stockholders of stockholder meetings shall be given as provided in Article III Section 3.4 above. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b)   **Notice to Directors.** Any notice required to be given to any director may be given by the method stated in subsection (a), or as provided for in Article IV Section 4.8 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c)   **Affidavit of Mailing.**   An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d)   **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e)   **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly

given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

ARTICLE XIII

AMENDMENTS

Section 13.1 Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; *provided*, *however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the corporation.

ARTICLE XIV

RIGHT OF FIRST REFUSAL

Section 14.1 Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a)   If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b)   For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Article XIV Section 14.1, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c)   The corporation may assign its rights hereunder.

(d)   In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e)   In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said transfer.

Section 14.2   In addition to the restriction set forth in Section 14.1 above and subject to the rights of the holders of any series of preferred stock to transfer capital stock under specified circumstances, no stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise without the prior consent of the corporation, upon duly authorized action of its Board of Directors. Without in any way limiting the basis on which the corporation may elect not to consent to a sale, assignment, pledge or transfer, the corporation does not at any time intend to consent to any requested sale, assignment, pledge or transfer (i) to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly, or (ii) if such sale, assignment, pledge or transfer increases the risk of the corporation having a class of security held of record by five hundred or more persons, as described in Section 12(g) of the 1934 Act, and Rule 12g5-1 promulgated thereunder, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such sale, assignment, pledge or transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities or if such sale, assignment, pledge or transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or if such sale, assignment, pledge or transfer is to be effected in a brokered transaction; or if such sale, assignment, pledge or transfer represents a sale, assignment, pledge or transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee. All shares sold, assigned, pledged or transferred with the corporation's consent pursuant to this bylaw shall continue to be subject to the provisions of this bylaw in the same manner as before said sale, assignment, pledge or transfer.

Section 14.3   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

(a)   A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general of limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(b)   A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw.

(c)   A stockholder's transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation.

(d)   A stockholder's transfer of any or all of such stockholder's shares to a person who, at the time of such transfer, is an officer or director of the corporation.

(e)   A corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(f)   A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(g)   A transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners.

(h)   A transfer by a stockholder that is a limited liability company to any or all of its members or former members.

(i)   A transfer by a stockholder that is a trust to any or all of its beneficiaries or former beneficiaries.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

Section 14.4   The provisions of this bylaw may be waived with respect to any transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

Section 14.5   Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

Section 14.6   The foregoing right of first refusal and restriction on transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

Section 14.7   The certificates representing shares of stock of the corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE
> SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN
> FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S),
> AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Section 14.8   Market Stand-Off.   By acceptance of the Corporation's capital stock, whether directly upon issuance by the Corporation or upon transfer from another stockholder, each stockholder agrees that for a period of not less 180 days following the effective date of the first registration statement of the Corporation covering the Corporation's capital stock (or other securities) to be sold on the Corporation's behalf in an underwritten public offering, such stockholder will not sell, hedge or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any shares of the Corporation's capital stock, or other securities of the Corporation held thereby, except securities specifically included in such registration. In order to enforce the foregoing covenant, the Corporation may impose stop-transfer instructions with respect to securities of the Corporation held by such stockholder until the end of such period.

ARTICLE XV

LOANS TO OFFICERS

Section 15.1   Loans to Officers.   The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

EXHIBIT D

Video Script

We are destroying our most precious resources.

We have sacrificed sustainability for convenience.

And in doing so we jeopardize our future on this planet.

Plastic is becoming the largest global health crisis... and the problem isn't going away. We throw away 380 million tons of plastic waste every year.

Single-use, plastic, child-safe, containers are a part of the problem. 91% of child-safe containers end up as environmental waste, with 1.4 billion pounds of plastic waste coming from this one source.

And where does it end up?

In the water we drink. The food we eat. The land we till.

Plastic products degrade into micro-particles that expand into the environment and the food chain. If we don't act now, plastics will outweigh fish in our oceans by 2050.

We have created a never-ending cycle of polluted environments and devastated ecosystems. We were never meant to live this way.

So, what can we do?

****BEAT CHANGE**** (Shift in music? Should be higher energy and more hopeful)

Voiceover: Emotion - (Hopeful, optimistic, forward thinking)

Mediloq is pioneering sustainable, reusable, child-safe packaging.

Our closed-loop, child-safe containers are like returnable, milk bottles. Empty, glass, child-safe containers are returned, sterilized, tested, and then refilled.

Through a forward-thinking approach and innovative design, we are producing a radical new way of doing business.

Our patented, durable container design, and robotic washing system, ensure that each container we will remain child-safe over a long lifetime of reuses and help eliminate plastics from the industries we target.

Pharmaceuticals Supplements Cannabis

Household cleaning products.

Millions of pounds of plastic waste. Gone.

In its place? A sustainable system of reusable, child-safe containers, built to last a lifetime, stay out of landfills and the natural environment, and change the way we think about consumption. We can't keep doing things the same way.

We need change.

We need sustainability. We have the solution.

****Fade to Black with Mediloq Logo****

Henry:

All of us at Mediloq have a simple vision, to leave the world better than the way we found it. We believe that we have a responsibility to our *communities*, our *environment* and our *future* to change the status quo.

We need to rethink our dependence on plastic for single use, child safe packaging.

We have the capability to create a sustainable ecosystem of reusable packaging that will eliminate millions of pounds of plastic waste, positively impact the environment, and transform the lives of people who are most impacted by the effects of climate change.

And that's just the beginning.

Through your investment, you will be a leading partner in this mission.

Join us in helping make the world a better place. For us - and for generations to come.

EXHIBIT E

Intermediary Promotional Web Page

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Mediloq

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Mediloq Sustainable Child-Safe Packaging. Reusable | Refillable | Responsible
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THE FUTURE
IS
NOW
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Mediloq

Our sustainable, closed-loop, child-safe containers are a sustainable alternative to disposable plastic packaging used by pharmaceutical and supplement manufacturers

SUSTAINABLE CHILD-SAFE

PACKAGING

REUSABLE | REFILLABLE |RESPONSIBLE

"PLASTIC IS ABOUT TO HAVE ITS BREAKTHROUGH MOMENT... THE MARKET POTENTIAL IS HUGE"

Source: CNN Business (https://www.cnn.com/interactive/2019/01/business/loop-reusable-packaging-mission-ahead/index.html)

Highlights

- Plastics are becoming the largest global health crisis. Each year 1.4 billion lbs. of plastic, child-safe containers end up as environmental waste

- Our patented, durable containers remain child-safe over many reuses and will replace single-use, disposable plastic pill bottles

- Our patent-pending robotic wash & test system ensures that each container remains child-safe over a lifetime of reuses and refills

- Child-safe packaging is a $19.3B market

- We have demonstrated traction with our revenue-generating Canniloq brand



Gen1 Canniloq

Reinforced Polymer

Container

THE PROBLEM

PLASTICS ARE THREATENING HUMAN HEALTH ON A GLOBAL SCALE

Plastics are becoming the largest global health crisis[1]. Plastic products degrade into micro-particles which expand into the environment and the food chain. If we don't act now, plastics will outweigh fish in our oceans by 2050[2].



THROW AWAY PLASTIC → REUSABLE GLASS

But the issue is far bigger than marine litter.

The life-cycle greenhouse gas emissions of plastics hit 1.7 gigatonnes of CO2-equivalent in 2015. On the current course, emissions from plastics will reach 17 per cent of the global carbon budget by 2050[3].



Child-safe containers are part of the problem.

91% of child-safe containers end up as environmental waste[4]. They are made of single-use, disposable plastic, and every year 1.4 billion pounds of them are discarded as environmental waste.

Existing disposable designs cannot be reused because they are designed for low-cost and will not withstand repeated reuse and refill cycles.



Sources:

1 - Center For Environmental Law (https://www.ciel.org/plasticandhealth/)

2 - Business Insider (https://www.businessinsider.com/plastic-in-ocean-outweighs-fish-evidence-report-2017-1)

3 - United Nations Environment Programme (https://www.unep.org/news-and-stories/speech/all-wrapped-plastic-

rethinking-marine-litter)

4 - National Geographic (https://www.nationalgeographic.org/article/whopping-91-percent-plastic-isnt-recycled/)

OUR SOLUTION

100% CIRCULAR CHILD-SAFE PACKAGING

Offer pharma & supplement brands a sustainable alternative to single-use, plastic child-safe packaging that helps them reach their Corporate Social Responsibilty goals:

- Proven milk bottle model

- Patented long-life child-safe cap mechanism

- Pat-pending robotic wash/test system to ensure child-safe integrity over a lifetime of reuses



ROBOTIC SYSTEM THAT WASHES, STERILIZES, AND TESTS CHILD-SAFE FUNCTION BEFORE EACH REFILL

PACKAGING THAT IS FAULTY IS AUTOMATICALLY TRASHED

EQUIPMENT SALES

REUSABLE AND REFILLABLE CHILD-SAFE GLASS CONTAINERS AND LONG-LIFE CAPS

PACKAGING SALES

BUSINESS MODEL

B2B SUPPLIER OF REUSABLE CHILD-SAFE PACKAGING AND REFURBISHING SYSTEMS TO BIG BRANDS

Mediloq will generate revenue by selling reusable child-safe containers & wash equipment to manufacturers and their recycling partners who are working towards a

sustainable future:

- Pharmaceutical manufacturers
- Dietary supplement manufacturers
- Household cleaner manufacturers
- Cannabis/CBD manufacturers
- Closed loop packaging partners


MEDILOOP
All rights reserved
HOW IT WORKS
THE FUTURE OF PACKAGING WILL INVOLVE USING A CLOSED LOOP SYSTEM WITH LONG-LASTING, DURABLE MATERIALS THAT CAN BE REUSED AND REFILLED.
loop


MEDILOOP
1 WE MANUFACTURE AND SELL PATENTED CONTAINERS AND EQUIPMENT THROUGH TRADITIONAL SALES CHANNELS
2 SUPPLEMENT MANUFACTURERS FILL AND DISTRIBUTE THEIR PRODUCTS TO RETAILERS IN OUR REUSABLE CHILD-SAFE CONTAINERS
3 CONSUMERS RETURN EMPTY CONTAINERS TO RETAILER KIOSK, DRIVER OR CARRIER RETURNS EMPTIES TO WASH DEPOT
4 DEPOT WASHES, STERILIZES AND TESTS CONTAINERS BEFORE RETURN TO SUPPLEMENT MANUFACTURER
DEPOSITORY

In addition to manufacturing reusable containers and wash equipment, the business model requires courier services to retrieve containers from retailer physical locations, and wash facilities to refurbish the collected containers using our wash equipment. The courier and wash services can be performed by supplement manufacturers or their packaging suppliers, but in order to facilitate rapid adoption of our closed loop model, we want to develop a readily-available solution, and are

exploring relationships with potential third-party courier and wash service partners.

Other revenue sources include:

- IP licensing
- Expanding our existing revenue-generating product offerings: sales and marketing of our durable, retail products to the household and outdoor markets, including our Canniloq brand



INTELLECTUAL PROPERTY

MEDILOQ IS CURRENTLY COVERED BY 2 RELEVANT PATENTS:

- **Containers**: Our U.S. utility patent on the child-safe container allows the child-safe function to last over a long lifetime of reuses and refills

- **Robotic Wash System**: We have a U.S. utility patent pending on the wash & test system that will ensure returned containers are clean and child-safe before each refill



INTELLECTUAL PROPERTY

OUR BUSINESS MODEL IS PROTECTED BY 2 RELEVANT PATENTS THAT ENABLE CHILD-SAFE CONTAINERS TO BE REUSED AND REFILLED OVER NUMEROUS CYCLES

1 REFURBISHING SYSTEM: U.S. UTILITY PATENT APPLICATION NO. 16/831,412

REFURBISHING SYSTEM FOR REUSABLE CHILD-SAFE CONTAINERS (LINK)

PATENT PENDING

2 CONTAINERS: U.S. UTILITY PATENT 10,518,939

DURABLE, CHILD-RESISTANT CONTAINER WITH SEAL THRUST BEARING (LINK)

ISSUED

THE MARKET

CHILD-SAFE PACKAGING IS A $19.3 BILLION MARKET

Single-use, plastic, child-safe packaging is a $19.3B global market and is projected to reach $27.1B by 2027[5]


MEDILOO
All rights reserved
SUSTAINABLE CHILD-SAFE PACKAGING IS A MASSIVE, GROWING MARKET OPPORTUNITY
TAM
GLOBAL MARKET
$19.3B
in Total Revenue
EXPECTED TO REACH $27.1B BY 2027
NOT INCL. HOUSEHOLD CLEANERS
SAM
US MARKET
$5.2B
in Total Revenue
PHARMA, DIETARY SUPPLEMENTS, AND CANNABIS PACKAGING
SOM
US MARKET
$1.8B
in Total Revenue
DIETARY SUPPLEMENTS AND CANNABIS PACKAGING
Source - Businesswire
Source - Businesswire

Businesses needing child-safe packaging include:

Pharmaceutical Manufacturers	Dietary Supplement Manufacturers	Household Cleaner Manufacturers	Cannabis/CBD Manufacturers
			

5 - Business Wire (https://www.businesswire.com/news/home/20210209005631/en/Insights-on-the-Child-Resistant-Packaging-Global-Market-to-2027---Featuring-Amcor-Bemis-Company-and-Colbert-Packaging-Among-Others---

ResearchAndMarkets.com)

COMPETITIVE LANDSCAPE

We are unaware of any other companies currently marketing reusable, child-safe packaging or wash systems to the pharma or supplement markets.

Terracycle/Loop Inc. is the leader in closed-loop recycling of consumer packaging, and partnering with major brands like Kroger, Walgreens, Proctor & Gamble Clorox, Walmart, Target and PepsiCo. They are looking for partners to supply reusable, child-safe packaging to their large pharma customers, and have contacted us regarding samples.

In the cannabis industry, there are several small companies offering sustainable, child-safe solutions.


MEDILOQ
All rights reserved
SUSTAINABLE CHILD-SAFE PACKAGING
CURRENT COMPETITIVE ANALYSIS

	MEDILOQ / CANNILOQ	P&G	SANA PACKAGING	RE:STASH	G:G
SUSTAINABLE PACKAGING	✓	✓	✓	✓	WASH SYSTEM ONLY
CANNABIS MARKET	✓	LAUNDRY DETERGENT	✓	✓	✓
FUTURE PHARMA, SUPPLEMENTS	✓	✓			
REUSABLE & REFILLABLE	✓	✓		✓	
WASH STRATEGY	✓	✓			✓
ADDRESSING CHILD-SAFE PRODUCTS	✓	✓	✓	✓	✓

WE ARE OUR UNAWARE OF **ANY** OTHER COMPANIES MARKETING REUSABLE, REFILLABLE CHILD-SAFE PACKAGING TO THE PHARMA OR SUPPLEMENT MARKETS

TRACTION

WE ARE PIONEERING 100% CIRCULAR CHILD-SAFE PACKAGING

Our business mission is to create and develop a new, untapped market for durable, reusable, child-safe packaging. Our patented, long-life cap and our robotic wash & test system are the key to child-safe operation over many reuses.

We launched our revenue-generating Canniloq brand into the cannabis market as the first proving ground for durable, reusable child-safe containers. We confirmed that there is a high demand in the cannabis industry for sustainable child-safe packaging options but few suppliers. We also used this exploratory phase to validate the reliability of our unique, high-lifecycle, child-safe design, and we are communicating with potential large manufacturing customers, who are looking for sustainable, child-safe packaging options.

Now with 8,000 units sold, $200K in orders, 25 wholesale accounts, and a growing global appetite for sustainable products, the timing is right to expand our vision beyond cannabis to the pharma and supplement markets.

TRACTION

WE CONFIRMED THERE IS HIGH DEMAND IN THE CANNABIS MARKET FOR DURABLE, REUSABLE CHILD-SAFE PACKAGING AND ARE READY TO EXPAND TO THE PHARMA AND SUPPLEMENT MARKETS

LAUNCHED INTO CANNABIS TEST MARKET AS LOW-BARRIER PROVING GROUND IN 2017



GEN1 CANNILOQ ALUMINUM CONTAINER



 **8,000 UNITS SOLD (B2B+B2C)**

 **$200K IN REVENUE**

 **25 WHOLESALE ACCOUNTS**

TIMELINE

12 MONTH DEVELOPMENT TIMELINE

We estimate a 12 month timeline to develop a line of low-cost glass child-safe containers & caps, and a robotic wash system targeted for the pharma and supplement markets

MEDILOQ TIMELINE

Nexgen Glass Child-Safe Containers & Robotic Wash System



Use of Proceeds

The net proceeds of $1M, will primarily be used to scale up for the pharma and dietary supplement markets:

1 - Develop Low Cost Glass Containers and Child Safe Caps - $200K, Timeline 6 Months

2 - Develop Semi-Automatic Reusable Container Wash Process - $50K, Timeline 3 Months

3 - Develop Robotic Reusable Container Wash Equipment - $550K, Timeline 12 Months

4 - Build Company Infrastructure - $200K, Timeline 8 Months

Total - $1M, Timeline 12 Months

1 - Develop Low-Cost Glass Containers and Child-Safe Caps - $200K

Existing child-safe containers used for dispensing prescription pills are designed for low cost and single use, and will not survive the high cycles of re-cap, high temperature wash and sterilization cycles needed for a reusable product.

Mediloq's current container and cap designs are designed to survive the high cycles of re-cap, high temperature wash and sterilization cycles, however for the higher estimated quantities, optimization is needed in the following areas:

- Unit cost reduction
- Features needed for high throughput handling, washing and drying
- Development of additional container sizes and form factors

In addition, new tooling, GMP manufacturing processes and suppliers will be needed. Development of these new, reusable child safe containers will be outsourced to an engineering services firm and managed by Mediloq personnel.

2 - Develop Semi-Automatic Reusable Container Wash Process - $50K

It should take only 6 months for glass containers to be available for market launch, but the fully-automated wash system will not be available for another 6 months.

In order to start selling the glass containers at 6 months, a semi-automated wash process can be quickly developed. This process will use readily-available commercial wash equipment, that will need to be

manually assisted. Throughput will be lower, and the process will be more expensive per container than the fully-automated system, but will eliminate a 6 month delay to container market launch.

The equipment and personnel will take in returned child-safe containers and caps, wash and sterilize the bodies and caps so that they are free of previous labels, contents and contaminants, and then dry the washed parts. The child-safe containers and caps will then be tested to ensure that the child safe features are still functioning properly.

3 - Develop Robotic Reusable Container Wash System - $550K

In parallel with the development of new reusable child safe containers, Mediloq will develop a robotic system for washing, sanitizing and testing returned child safe containers.

The system will take in returned child-safe containers and caps, wash and sterilize the bodies and caps so that they are free of previous labels, contents and contaminants, and then dry the washed parts. The system will then automatically test the child-safe containers and caps, to ensure that the child safe features are still functioning properly.

The system will be designed to be compatible with the new containers developed in section 1, with consideration given to easily-replaceable modules, allowing the system to be configured to handle a variety of container sizes and designs.

The system will be composed mainly of off-the-shelf robotic, electo-mechanical and software control technology, similar to those used in other automation systems.

Development of the robotic, reusable child safe container refurbishing system will be outsourced to an engineering services firm and managed by Mediloq personnel.

4 - Build Company Infrastructure - $200K

In addition to the product development described in sections 1 and 2, personnel, operations and facilities will be needed to market, sell, manufacture and distribute the reusable container and wash equipment product lines.

The Mediloq headquarters will be located in the US, however the specific locations for the other various parts of the operations should be determined as the business and customers evolve.

Risks & Disclosures

This page is meant to evaluate investor's interest in our offering pursuant to Rule 206 of Regulation Crowdfunding (Testing-The-Waters).

(1) no money or other consideration is being solicited at this stage, and if sent, will not be accepted;

(2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed with the SEC;

(3) your indication of interest, and the amount of securities you "reserve" is non-binding.

Previous Funding

We have not sought funding previously.

Meet the **Mediloq** team

Committed to the triple bottom line: People, Planet, Profit

Founder and CEO

Dan Estoque

Dan has 25+ years helping entrepreneurs, startups and Fortune 100 companies bring a wide range of products to market as a principal engineer and project manager. He holds 6 revenue-generating patents.

Co-Founder, Director of Business Development

Nicolas Legare

Nick has10+ years as an accomplished sales leader with a proven track record for growing brands and building successful teams. His achievements include being awarded sales rep of the year, out of 184 reps, for a national consumer brand.

Co-Founder, Director of Marketing

Henry Burgess-Marshall

Henry is a creative, high-energy, marketing professional with an entrepreneurial drive. His achievements include increasing revenue 10X for a recognized entertainment business. Henry is passionate about service and spends countless hours volunteering.

EMAIL US (mailto:info@ignitesocialimpact.com)